UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 30, 2021

_____

In the Matter of

AG Acquisition Group III, Inc.
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401

**ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED**

File No: 000-56326

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AG Acquisition Group III, Inc. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its common stock.

AG Acquisition Group III, Inc. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief